FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Texas Zebo, LLC

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Texas
>
> ***Date of organization***
> November 30, 2001

Physical address of issuer
218 W. Fourth Street, Austin, TX 78701

Website of issuer
http://halcyoncoffeebar.com/ and http://stellapublichouse.com/

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary

007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Revenue Share Promissory Note

Target number of securities to be offered

_____

Price (or method for determining price)
The price of the Securities was determined arbitrarily.

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
February 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
96

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$943,308.00	$981,574.00
Cash & Cash Equivalents	$90,830.00	$103,141.00
Accounts Receivable	$27,846.00	$26,943.00
Short-term Debt	$160,970.00	$172,221.00
Long-term Debt	$0.00	$8,968.00
Revenues/Sales	$4,629,684.00	$3,977,862.00
Cost of Goods Sold	$1,741,872.00	$1,428,829.00
Taxes Paid	$125,822.00	$136,329.00
Net Income	$386,953.00	$333,455.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 14, 2016

FORM C

Up to $500,000.00

Texas Zebo, LLC





Revenue Share Promissory Note

  This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Texas Zebo, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Share Promissory Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $250.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Revenue Loan Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$15.00	$235.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 14, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES

AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: http://halcyoncoffeebar.com/ and http://stellapublichouse.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this
Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Texas Zebo, LLC (the "Company") is a Texas Limited Liability Company, formed on November 30, 2001. The Company is currently also conducting business under the name of Halcyon Stella Public House.

The Company is located at 218 W. Fourth Street, Austin, TX 78701.

The Company's websites are http://halcyoncoffeebar.com/ and http://stellapublichouse.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
Texas Zebo owns and operates restaurants in the major markets of Texas. We have the rights to operate the Halcyon and Stella Public House brands/concepts in Texas.

The Business Plan
We plan to offer excellent service, coffee, cocktails, and cuisine in a chic comfortable setting to create a strong repeat customer base and destination coffee bar/cafe and restaurant in each location we open.

The Offering

Minimum amount of Revenue Share Promissory Note being offered	$100,000.00
Total Revenue Share Promissory Note outstanding after offering (if minimum amount reached)	$100,000.00
Maximum amount of Revenue Share Promissory Note	$500,000.00

Total Revenue Share Promissory Note outstanding after offering (if maximum amount reached)	$500,000.00
Purchase price per Security	The price of the Securities was determined arbitrarily.
Minimum investment amount per investor	$250.00
Offering deadline	February 14, 2017
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The delivery of our customer experience in the food and beverage market-space is highly competitive.
We face competition with respect to all our brands and locations. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in customer service and marketing and thus may be better equipped than us to grow and capture consumer share of wallet.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Kris Hardy and John Long who are Managing Partners at Zebo LLC. The Company has or intends to enter into employment agreements with Kris Hardy and John Long although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kris Hardy and John Long or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient

capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Kris Hardy and John Long in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Kris Hardy and John Long die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing

regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business is substantially dependent upon awareness and market acceptance of our brands and retail execution.
Our business depends on acceptance by consumers of our brands and our retail execution of them. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

There are general economic risks associated with the restaurant and bar/tavern industry.
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.
We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

The sale of alcoholic beverages at our restaurant subjects us to additional regulations and potential liability.
Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

In certain states we are subject to "dram shop" statutes.
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated

person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- food safety concerns, including food tampering or contamination;
- food-borne illness incidents;
- the safety of the food commodities we use, particularly beef;
- guest injury;
- security breaches of confidential guest or employee information;
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.

We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.

Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and our restaurants are located on leased premises. The majority of our leases have a term of 5-10 years and provide for one or two five-year renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

The Americans with Disabilities Act prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our restaurants are local businesses, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these specific cities.
Our financial performance is dependent on our restaurants located in Austin, San Antonio, and Dallas. As a result, adverse economic conditions in these cities could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced reduced sales from a road closure in front of our restaurant in San Antonio.

Risks Related to the Securities

The Revenue Share Promissory Note will not be freely tradable until one year from the initial purchase date. Although the Revenue Share Promissory Note may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Share Promissory Note. Because the Revenue Share Promissory Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Share Promissory Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Share Promissory Note may also adversely affect the price that you might be able to obtain for the Revenue Share Promissory Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 84.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives

the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our

debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Securities are secured only up to the value of the collateral.
To the extent the amount owed to you with respect to the Securities exceeds the value of the collateral, that portion of the amount owed to you will be general unsecured debt of the Company and rank ratably with all unsecured claimholders. Furthermore, there cannot be any assurances that the collateral will retain any or all of its current value.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Texas Zebo owns and operates restaurants in the major markets of Texas. We have the rights to operate the Halcyon and Stella Public House brands/concepts in Texas.

Business Plan
We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we hire and train, the premium ingredients making up our menu and the décor of our restaurant. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our guests. We continually invest in our employees, to ensure

they are treated and trained well to deliver a superior guest experience. This vision reflects our goal to be the neighborhood restaurant of choice. For Halcyon Coffeebar and Lounge, our signature menu items are our specialty coffees, tableside s'more and caffeinated cocktails. For Stella, our signature items are our proprietary wood-fired pizza, our mozzarella which is pulled in house every day and our craft beer selection. We prepare and cook our food to order and strive to use the freshest premium ingredients available. Our core menu is supplemented with local and seasonal offerings. We believe our quality offerings served in in a casually refined setting will keep local regulars returning and entice diners from other neighborhoods to make the trip.

History of the Business
The company was founded by John Long, Kris Hardy, and Hanson Li in 2001 to launch Halcyon in Austin, Texas.

The Company's Products and/or Services

Product / Service	Description	Current Market
Halcyon	Halcyon is a coffeehouse, bar, and lounge that serves espresso beverages, craft cocktails, and comfort food in a modern cafe environment.	Austin, TX San Antonio, TX
Stella Public House	Stella Public House is a gastro-pub that specializes in artisan wood-fired pizzas and craft beer.	San Antonio, TX

Future Locations
Halcyon in Dallas, Texas.
A second Halcyon and the first Stella Public House in Austin, Texas.

Competition
The Company's primary competitors are all coffeehouses, fast-casual restaurants, full-service restaurants, and bars that operate in Texas.

We face significant competition for guests from many well-established companies that compete directly and indirectly with us with respect to food quality, service, price and value, design and location. We compete with other local fast-food, limited-service and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors have greater name recognition than we do. Our success depends on the popularity of our menu and the experience we offer our guests.

Supply Chain and Customer Base
We have a limited number of suppliers for our major menu items, including coffee, mozzarella curd, pizza flour and milk. We purchase all of our (i) coffee from two suppliers, with one supplier providing approximately 99% of our coffee beans last year, (ii) mozzarella curd directly from one supplier in each location, (iii) pizza flour from one supplier, (iv) milk from one

supplier. Due to this concentration of suppliers, the cancellation of our supply arrangements with any one of these suppliers could materially and adversely affect our business.

Our customers are our neighbors and local residents who appreciate our quality cuisine and dining experience as well as destination diners who have heard about our restaurant via word of mouth or certain advertising channels. Our customers tend to be a combination of Gen Xer's and Millennials between the ages 18 and 42.

Intellectual Property and Research and Development

The Company is not dependent on intellectual property.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
218 W. 4th Street, Austin, TX 78701	Lease	Retail storefront with 1,600 SF ground floor and 1,600 SF basement.
1414 S Alamo St, San Antonio, TX 78210	Lease	Retail storefront with 4,400 SF.

The Company intends to own or lease the following real property in the future:

Property Address	Own or Lease	Description
2900 Greenville, Dallas, TX 75206	Lease	Retail storefront with 3,600 SF. Lease signed. Commencement date Q1'17.
1905 Aldrich St, Austin, TX 78723	Lease	Retail storefront with 5,600 SF. Lease signed. Commencement date Q1'17.

Governmental/Regulatory Approval and Compliance

Labor laws, particularly minimum wage increases, can impact the businesses' profitability. Other food service compliance legislation or increased health care mandates can also impact the businesses' profitability.

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company.

Litigation

None

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Zebo, LLC	A restaurant group investment and operating company.	15	$0.00

Other

The Company's principal address is 218 W. Fourth Street, Austin, TX 78701.

The Company has the following additional addresses: 1414 S Alamo St, San Antonio, TX 78210, 2900 Greenville Ave, Dallas, TX 75206, and 1905 Aldrich St, Austin, TX 78723

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$6,000	6%	$30,000
Estimated Attorney Fees	3%	$3,000	1%	$3,000
Estimated Accountant/Auditor Fees	2%	$1,500	0%	$1,500
Marketing	0%	$0	0%	$0
Research and Development	0%	$0	0%	$0
Manufacturing	0%	$0	0%	$0
Equipment	0%	$0	0%	$0

Purchases				
Purchase of Real Property	0%	$0	0%	$0
Future Wages	0%	$0	0%	$0
Accrued Wages	0%	$0	0%	$0
Accrued expenses of managers, officers, directors or employees	0%	$0	0%	$0
Repayment of Debt	0%	$0	0%	$0
Repayment of obligations in arrears	0%	$0	0%	$0
General Working Capital	0%	$0	20%	$100,000
Tenant Improvements	90%	$89,500	73%	$365,500
Total	**100%**	**$100,000**	**100%**	**$500,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company will use its discretion to manage its available capital and deploy it to execute its business plan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers
The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Hanson Chung-Chi Li

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Owner 2001-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Partner and Founder at Salt Partners 2014-Present Owner at Zebo LLC 2001-Present

Education
MBA from Stanford University, Master's Degree in Sociology-Organizational Behavior from Stanford University, Bachelor's Degree in Human Biology from Stanford University

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Name
Kris Hardy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Director at Zebo LLC 2001-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Project Leader at Dialog Group, Austin 2014-Present, Founder at Bravo Bench Consulting, 2014-Present, Managing Director at Zebo LLC 2001-Present

Education
B.A. in Economics and Psychology from Rice University, MBA from The Wharton School of Business

---

Name
John Long

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Director 2001-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Director at Equity Residences LLC 2011-Present, Managing Director at Zebo LLC 2001-Present

Education
B.S. in Mechanical Engineering from Rice University, MBA from The Wharton School of Business

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Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors/Managers/Managing Member
Incurrence of indebtedness	Board of Directors/Managers/Managing Member
Sale of property, interests or assets of the Company	Board of Directors/Managers/Managing Member
Determination of the budget	Board of Directors/Managers/Managing Member
Determination of business strategy	Board of Directors/Managers/Managing Member
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 96 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC/Membership Interests
Amount outstanding	100
Voting Rights	Members only.
Anti-Dilution Rights	None

How this security may limit, dilute or qualify the Notes being offered	None.
Percentage ownership of the Company by holders of the Revenue Share Promissory Note (assuming conversion if convertible securities)	0.0%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	James Hardy
Amount outstanding	$200,000.00
Interest rate and payment schedule	Interest Rate 7% per annum, simple interest The borrower shall pay accrued interest on the outstanding principal balance on a monthly basis and continuing on the 1st day of each month thereafter. The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees hereunder, shall be due and payable on April 30, 2017.
Amortization schedule	The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees hereunder, shall be due and payable on April 30, 2017.
Describe any collateral or security	None
Maturity date	April 30, 2017
Other material terms	

Following the Offering, the total amount of outstanding indebtedness of the Company will be $300,000 if the Minimum Amount is raised and $700,000 if the Maximum Amount is raised.

Ownership
The Company's majority owner and controlling entity is Zebo, LLC, a Delaware Limited Liability Company, that is controlled by John Long and Kris Hardy who have a majority ownership in Zebo, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Zebo, LLC	84.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We believe historical earnings on a percentage basis are indicative of future earnings. On an aggregate basis future sales and earnings will proportionately increase based on the addition of new retail locations.

The Company intends to seek to improve profitability in the next 12 months by 1) implementing a new inventory and cost of goods sold management system company-wide, and 2) continued implementation and refinement of a new declining budget operating cost model with local management.

The Company currently requires $225,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business expansion plans. The offering proceeds will have a beneficial effect on our liquidity and used to execute our business expansion in Dallas and Austin.

The Company will require additional financing of approximately $1.3 million, in excess of the proceeds from the Offering in order to complete expansion activities as planned.

The Company has the following sources of capital in addition to the proceeds from the Offering: 1. Tenant Improvement Allowance from the respective landlords at the new locations, $325,000 from Austin landlord and $115,000 from Dallas landlord. 2. Short-term loan in the amount of $400,000 to finance construction before the tenant improvement allowance has been paid. The $400,000 has been committed from a related party. 3. Long-term debt to finance FF&E for the two new locations of $500,000 has been committed from a private party. 4. Capital commitments from current shareholders in the amount of $200,000. 5. Short-term line of credit for funding working capital needs in the amount of $200,000 from a related party. The debt described above will have a priority interest in the Company's assets.

Such additional sources of capital are necessary to the operations of the Company.

The additional sources of capital of approximately $1.4 million (assuming the minimum $100,000 is raised in the Offering) are required to fund the leasehold improvements and working capital needs of the planned Dallas and Austin expansion.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company intends to make the following material capital expenditures in the future:
We have executed leases in Dallas and Austin for the expansion of Halcyon and Stella Public House. $375,000 is budgeted for capital expenditures in Dallas and $1.04 million is budgeted for capital expenditures in Austin.

The lease at 218 W. 4th Street expires December 31, 2017 and a renewal is currently being re-negotiated.

The Company is currently negotiating terms for debt to pay for all Furniture, Fixtures, and Equipment for the two new locations in Dallas and Austin. It is anticipated this debt will be secured by the assets of the Company and will be in priority to the Securities.

Material Changes and Other Information Trends and Uncertainties
There is no guarantee on the sales or profitability at the two new locations being opened in Dallas and Austin in 2017.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $500,000.00 of Revenue Share Promissory Note. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 14, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's sole discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Revenue Loan Agreement. Purchaser funds will be held in escrow with Boston Private Bank and

Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Revenue Loan Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through First Democracy VC, the Intermediary. The following sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
None.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
 We are offering Revenue Share Promissory Notes in the Offering.

Interest Payment and Amortization Schedule
The principal amount of a single Security or "Note" is $250.00. The Notes will not have any original issue discount. The Securities will pay interest at a rate of 1% of Revenue (as defined in the Note) in cash.

The Notes will mature when Investors receive payments in an aggregate amount of 1.5 times their initial loan amount (the "Repayment Amount"). The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial

prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower. The Notes will not require a prepayment penalty.

Beginning on the Payment Start Date (one full quarter after the Closing Date, except in the case of a Permitted Deferral), Borrower shall make quarterly payments to Lender until the Repayment Amount is paid in full; provided, however, that at any time the Company may defer up to one of such payments upon notice to Lender.

The Promissory notes will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount (1.5x the amount of the Loan amount), except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth in the Note.

Security
The Notes are not secured.

Subordination
The Notes are subordinate to other indebtedness of the Company.

Events of Default
In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company.

Covenants
The Notes do not contain restrictive covenants, which would inhibit its ability to take certain actions.

Voting and Control
The Securities have no voting rights.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Members
Appointment of the Officers of the Company	Members

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Revenue Share Promissory Note.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	James Hardy
Relationship to the Company	Brother of Kris Hardy
Total amount of money involved	$200,000.00
Benefits or compensation received by related person	Fair market interest rate of 7%.
Benefits or compensation received by Company	None.
Description of the transaction	Short-term debt financing of tenant improvement allowance for construction.

Distributions or Payments

Related Person/Entity	Michele Long
Relationship to the Company	Spouse of John Long
Total amount of money involved	$2,250.00
Benefits or compensation received by related person	Fair market rate of $2,250 per month for bookkeeping services.
Benefits or compensation received by Company	None.
Description of the transaction	Bookkeeping services for Zebo, LLC, Texas Zebo, LLC, and California Zebo, LLC.

Conflicts of Interest

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Long
_____
(Signature)

John Long
_____
(Issuer)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kris Hardy
_____
(Signature)

Kris Hardy
_____
(Name)

Managing Member, Zebo LLC
_____
(Title)

December 14, 2016
_____
(Date)

/s/John Long
_____
(Signature)

John Long
_____
(Name)

Managing Member, Zebo LLC
_____
(Title)

December 14, 2016
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Investment Summary
Exhibit C   Video Transcript
Exhibit D   Company Pitch Deck

EXHIBIT A
Financial Statements

TEXAS ZEBO, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2015 AND 2014

With Independent Accountant's Review Report



Darrel Thornton, P.C.
Certified Public Accountant

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management
Texas Zebo, LLC

I have reviewed the accompanying financial statements of Texas Zebo, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Darrel Thornton, P.C.

Darrel Thornton, P.C.
Austin, Texas
December 8, 2016


Texas Zebo, LLC
Balance Sheets
December 31, 2015 and 2014


	2015		2014	
ASSETS				
Current Assets				
Cash	$	90,830	$	103,141
Other Current Assets				
Accounts Receivable	$	27,846	$	26,943
Inventory	$	92,628	$	151,123
Prepaid Expenses	$	15,100	$	-
Credit Card Receivables	$	33,876	$	-
Total Other Current Assets	$	169,449	$	178,065
Total Current Assets	$	260,279	$	281,206
Fixed Assets				
Austin Fixed Assets	$	320,683	$	281,187
San Antonio Fixed Assets	$	614,690	$	614,690
Accumulated Depreciation	$	(330,676)	$	(273,842)
Total Fixed Assets	$	604,697	$	622,035
Other Assets				
Deposits/Bonds	$	18,333	$	18,333
Goodwill	$	60,000	$	60,000
Total Other Assets	$	78,333	$	78,333
TOTAL ASSETS	$	943,308	$	981,574
LIABILITIES and MEMBERS' EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	85,079	$	43,121
Credit Cards	$	13,432	$	12,877
Other Current Liabilities	$	53,491	$	57,742
Current portion of Notes Payable	$	8,968	$	58,481
Total Current Liabilities	$	160,970	$	172,221
Long Term Liabilities				
Notes Payable	$	-	$	8,968
Total Liabilities	$	160,970	$	181,189
Equity				
Total Members' Equity	$	782,338	$	800,385
TOTAL LIABILITIES and MEMBERS' EQUITY	$	943,308	$	981,574

See accompanying notes to financial statements and independent accountant's review report.

Texas Zebo, LLC
Statements of Operations
For the Years Ended December 31, 2015 and 2014

		2015		2014
Net Sales	$	4,629,684	$	3,977,862
Cost of Goods Sold		1,741,872		1,428,829
Gross Profit	$	2,887,812	$	2,549,033
Operating Expenses				
Administrative		214,977		209,885
Direct Operating		201,767		161,701
Marketing		76,043		75,318
Occupancy Cost		240,665		216,694
Personnel		1,374,516		1,181,857
Taxes		125,822		136,329
Utilities		90,606		83,209
Repairs & Maintenance		50,042		57,267
Total Operating Expenses	$	2,374,438	$	2,122,261
Net Operating Income	$	513,374	$	426,772
Other Income/Expense				
Other Income	$	7,466	$	10,292
Other Expense				
Interest Expense	$	9,944	$	9,308
Depreciation Expense		77,144		71,366
Other Expense		46,798		22,936
Total Other Expense		133,886		103,610
Net Other Income (Expense)	$	(126,420)	$	(93,318)
Net Income	$	386,953	$	333,455

See accompanying notes to financial statements and independent accountant's review report.

3

Texas Zebo, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2015 and 2014

Balance at December 31, 2013 (unaudited)	$	722,480
Net Income		333,455
Partner distributions		(255,550)
Balance at December 31, 2014 (unaudited)	$	800,385
Net Income	$	386,953
Partner distributions		(405,000)
Balance at December 31, 2015 (unaudited)	$	782,338

See accompanying notes to financial statements and independent accountant's review report.

4

Texas Zebo, LLC
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net Income	$ 386,953	$ 333,455
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	77,144	71,366
Loss on disposition of assets	3,984	-
Changes in operating assets and liabilities:		
Inventory	58,495	(50,897)
Accounts Receivable	(903)	57,853
Prepaid Expenses	(15,100)	-
Credit Card Receivables	(33,875)	33,652
Accounts Payable	41,958	(37,179)
Credit Cards	555	5,017
Other Current Liabilities	(4,251)	(75,599)
Deposits/Bonds	-	8,563
Net cash provided by operating activities	$ 514,960	$ 346,232
Cash Flow from Investment Activities		
Proceeds from sale of equipment	$ 730	$ -
Purchase of Furniture, Fixtures, & Equipment	$ (42,264)	$ (45,580)
Payment for Leasehold Improvements	(22,256)	-
Net cash used in investment activities	$ (63,790)	$ (45,580)
Cash Flow from Financing Activities		
Repayment of Long Term Debt	$ (58,481)	$ (45,432)
Member Distributions	(405,000)	(255,550)
Net cash used in financing activities	$ (463,481)	$ (300,982)
Net increase (decrease) in cash	$ (12,311)	$ (330)
Cash and cash equivalents at beginning of year	$ 103,141	$ 103,471
Cash and cash equivalents at end of year	$ 90,830	$ 103,141
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 9,944	$ 9,308

See accompanying notes to financial statements and independent accountant's review report.

5

Note 1 - Nature of Operations

Texas Zebo LLC was organized in November 2001 in the state of Texas as a wholly owned subsidiary of Zebo LLC, a Delaware Limited Liability Company. The financial statements of Texas Zebo LLC (which may be referred to as "TX Zebo", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Texas Zebo manages two restaurant concepts in Austin and San Antonio, TX that in their own way are about community. Halcyon Coffeebar and Lounge is a unique urban concept that combines the comfort and convenience of a coffeehouse by day with a laid back bar & lounge atmosphere to hang out in at night. We offer fast casual gourmet food for breakfast, lunch, brunch and evening snacks alongside an obsessive coffee program and inspired cocktail/beer/wine menu. It is designed to be the ultimate place to hang out. Stella Public House, much like Halcyon, is about being a community gathering place and community underscores everything we do. From the local artisan furniture, to an ambitious selection of local craft brews on tap to our menus that we build off the freshest seasonal ingredients from local farms and ranches. Nowhere are all of these elements brought together more proudly than on our Napoletana-style pizzas we turn out of our wood-fired oven. Our dough is just as much our daily obsession as the ingredients that go on it. With a 200-yr old starter from Naples and a meticulously refined recipe we focus every day and every customer on making pizzas with just the right amount of crunch and chew in each blistered crust. Our pizza is our contribution to the community we bring together.

Our ambitions

Halcyon and Stella Public House have grown steadily and successfully in each neighborhood we've opened in. We want to build on this by adding new stores across Texas. Specifically, in 2017 we've secured leases in Dallas's Greenville Ave. neighborhood and Austin's Mueller Town Center Development and have begun discussions for future Houston openings. Each of these architecturally-driven locations are within communities that have the strongest demographics for both Halcyon and Stella Public House and we expect every success from them.

Note 2 – Significant Accounting Policies

Basis of Accounting
The accompanying financial statements we prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to the useful lives of property and equipment.

Inventories
Inventories consists primarily of food, beverages and tobacco for resale and are stated at the lower of average cost or market.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life ranging from approximately five to ten years. Leasehold improvements are depreciated over the shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $77,144and 71,366 respectively.

Revenue Recognition
Sales are recognized when they occur.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less annually or whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived asset may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014.

Income Taxes
The Company is a partnership for income tax purposes and is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Note 3 – Related Party Transactions

Related Party Receivable
In 2015, the Company has paid expenses on behalf of its parent company Zebo, LLC. The receivable is non-interest bearing. The balance of the related party receivable was $5,338 on December 31, 2015.

Related Party Services
Beginning in 2015, bookkeeping services were provided by the manager's spouse in varying amounts from$1,000 to $1,500 per month. Total fees for bookkeeping services paid to the related party in 2015 were $15,500.

Note 4 – Commitments and Contingencies

Lease arrangements
The Company leases space under non-cancelable operating leases expiring in December 2017 and January 2018. Future minimum lease payments under these leases as of December 31, 2015 are as follows:

2016	$201,635
2017	205,101
2018	6,733
	$413,469

Rent expense on the Company's operating leases was approximately $215,846 and 204,229 for the years ended December 31, 2015 and 2014 respectively.

Note 5 – Lines of Credit

The Company has two revolving lines of credit with Wells Fargo Bank. The lines bear interest at 5%. Interest is due and payable monthly. The lines are personally guaranteed by two managing members of the Company. The Company had drawn $8,968 and $67,449 as of December 31, 2015 and 2014 respectively.

Note 6 – Members' Capital

Distributions
Distributions may be declared and paid by the Company to the members on a pro-rata basis.

Capital Accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall be subsequently decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of Net Income and Net Loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to member's capital accounts in proportion to their membership interest at the end of the year.

Note 7 – Subsequent Events

The Company has entered into new operating leases in Dallas and Austin that commence in 2017. The Company is opening a Halcyon concept in Dallas and both a Halcyon and Stella Public House in Austin. The concept in Dallas is scheduled to open in the first quarter of 2017 and the two concepts in Austin are scheduled to open in the second quarter of 2017.

To finance the leasehold improvements the following future capital obligations are pending:

1. Tenant Improvement Allowance from the respective landlords at the new locations, $325,000 from Austin landlord and $115,000 from Dallas landlord.
2. Short-term loan in the amount of $400,000 to finance construction before the tenant improvement allowance has been paid. The $400,000 has been committed from a related party.
3. Long-term debt to finance FF&E for the two new locations. $500,000 has been committed from a private party.
4. Capital commitments from current shareholders in the amount of $200,000.
5. Short-term line of credit for funding working capital needs in the amount of $200,000 from a related party.

EXHIBIT B
Investment Summary





Company: Texas Zebo

Market: Restaurant and beverage

Product: Coffee, bar, and lounge and artisan pizzeria

Company Highlights

- Exclusive rights to Halycon Coffee + Bar + Lounge and Stella Public House brands in Texas
- Currently has two locations that averaged $2.3 million in revenue in 2015 with plans to launch two new locations in 2017
- Plans to launch Halcyon Dallas on Greenville Avenue in February 2017 and flagship Halcyon and Stella Public House in Austin at the landmark Mueller Town Center in April 2017
- Over $4.6 million in sales in 2015, a 16% year-over-year increase from around $4 million in sales in 2014
- Over $431,000 net operating income year-to-date as of October 2016, a 14% year-over-year increase from the same period in 2015

COMPANY SUMMARY

Opportunity

Since 2002, Zebo LLC has successfully operated and grown Halcyon Coffee + Bar + Lounge concept, in Austin, Texas. The first 10 years were formative as the concept was established and operationally proven in Austin's premier entertainment area, the warehouse district. After more than 14 years serving coffee and spirits to Austinites, Halcyon has become a landmark known throughout Texas for its caffeinated cocktails, table-side s'mores and relaxed vibe.

In 2013, Halcyon expanded to another warehouse district redevelopment project in Southtown San Antonio, the Blue Star Arts Complex. Halcyon quickly became a local favorite and exceeded all sales projections. Along with Halcyon's expansion into San Antonio, Zebo launched a new concept called Stella Public House, an Artisan wood-fired pizzeria serving local farm-to-table fare and craft beer. Stella opened to wide acclaim and was recognized as one of the "Best New Restaurants" by San Antonio magazine.

Halcyon and Stella Public House have grown steadily and successfully in each location they've opened. The company intends to build on this growth by adding new stores across Texas. Specifically, in 2017 Texas Zebo has secured leases in Dallas's Greenville Avenue neighborhood and Austin's Mueller Town Center Development. Additionally, discussions have begun for future Houston openings. Each of these architecturally-driven locations are within communities that have favorable demographics for both Halcyon and Stella Public House and topline revenue is forecast to double between 2016 and 2019 with the addition of the three new locations in Austin, Dallas, and Houston.

Product

Texas Zebo manages two restaurant concepts. The first concept, **Halcyon Coffee + Bar + Lounge,** is a unique urban hangout that combines the comfort and convenience of a coffeehouse by day with a laid-back bar and lounge atmosphere at night. Halcyon, which means peaceful and carefree is the ideal place to meet up with friends or to get some work done away from the office. Halcyon offers fast casual gourmet food for breakfast, brunch, and lunch, and snacks in the evening, alongside a comprehensive coffee program and a full bar with signature cocktails (e.g. Chocolate Espresso Martini), craft cocktails, and a curated wine and beer selection.



Stella Public House has the perfect combination of rustic charm and urban sensibility. Stella, which means star in Italian, is a place customers can go anytime of the week to experience a high-quality meal without needing reservations or fancy attire. Stella offers Artisan-style wood-fired pizzas made from locally sourced organic ingredients and a well curated selection of rotating craft beers from breweries across the nation. Stella's Napolitano style pizzas are smaller, softer, and puffier than typical American pizza with carefully blistered crusts from the wood-fired oven. Additionally, there are farm-to-table sharable small plates and a wood-fired brunch offered every Saturday and Sunday.



Halcyon's interior design is modified to give it a unique character tailored to each neighborhood in which it is located. In Austin's warehouse district, the original location, the interior is rougher around the edges and has more bar seating. In San Antonio, Halcyon has more designed touches, reflecting the art community in which it sits. There is also more café seating which matches the broader food menu offered out of their full kitchen.

<table>
<tr><td align="center">**Austin**
Warehouse District</td><td align="center">**San Antonio**
Blue Star Arts Complex</td></tr>
</table>







The Stella Public House in San Antonio is punctuated with several communal tables that encourage large groups, sharing, and meeting new people. Salvaged rustic woods are matched with exposed brick and natural fabrics that warm up the space. There is also an open kitchen so customers can enjoy the artistry up close and absorb every element of the experience.




Use of Proceeds and Product Roadmap

With the success of Halcyon and Stella Public House in Austin and San Antonio, Zebo is continuing its Texas roll-out with new locations being planned in Dallas, Austin and ultimately Houston. As Halcyon has proven after 14 years in operation, both concepts are long-lasting neighborhood restaurants that can grow and evolve over time to serve the local community for decades. Halcyon Dallas is slated to launch in 2017 in the old Café Brazil building (pictured below) on Greenville Avenue, a high-traffic food and beverage street. The building is 3,600 square feet with a large patio in the front.



The flagships for Halcyon and Stella Public House are slated to launch in Austin's landmark Mueller Town Center (pictured below) in the spring of 2017. The Mueller Town Center District is a planned 1.2 million square foot mixed-use lifestyle district that will include retail, dining, and entertainment options as well as offices, apartments, and condominiums. Halcyon and Stella Public House will have 5,600-square feet of space located in the anchor corner of the new entertainment district facing the park and adjacent to The Thinkery Children's Museum. The lease has been executed, the design is complete, and engineering is underway. Construction will begin in January 2017.




Further down the line, Texas Zebo expects to open a Houston location in 2019-2020. Texas Zebo is already in talks with the developer of Rice Village, a shopping district that offers a mix of retailers, restaurants, and nightlife just minutes from Rice University. Plan are to build another landmark Halcyon and Stella Public House in the new Phase II development of that district.

Business Model

In 2015, Halcyon Austin drove 41% of Texas Zebo's revenue, generating over $1.8 million in sales. The largest sales category was coffee and non-alcoholic beverages, followed by bar sales, and then food. Halcyon Austin's net operating income was about $293,500 in 2015 — resulting in an operating margin of 15.6%.

San Antonio's Halcyon and Stella Public House each contributed about 30% to Texas Zebo's revenue, generating a combined $2.75 million in sales in 2015. The focus on menu and competitive pricing has driven significant growth in food revenue at the San Antonio Halcyon. While bar sales were still the largest revenue source in 2015 (over $550,000), food sales were a close second (over $450,000). Stella Public House's brunch launch at the end of 2015 was a notable contributor towards generating morning/lunch business. In 2015, food generated roughly two-thirds of sales at Stella and bar sales made up the remaining one-third. In total, the San Antonio location earned net operating income of over $358,000 in 2015, resulting in an operating margin of 13.1%.

In 2015, Texas Zebo's revenue was over $4.6 million, a 16% year-over-year increase from nearly $4 million in 2014. Sales more than doubled in 2013, the year Halcyon and Stella Public House opened in San Antonio.



Year-to-date as of October 2016, Texas Zebo has generated over $4 million in revenue, a 5.4% year-over-year increase. Over the same time period in 2015, the company made nearly $3.85 million in revenue.



Note: Only 2014 and 2015 financials have been subject to a financial review

Year-to-date as of October 2016, Texas Zebo's operating expenses have totaled more than $2.20 million compared to around $1.97 million over the same period in 2015.



Note: Only 2014 and 2015 financials have been subject to a financial review

Texas Zebo is profitable and has generated over $431,000 of net operating income thus far in 2016. Net income is up 14% year-over-year from 2015 when the company generated nearly $378,000 of net income through October 2016.



Note: Only 2014 and 2015 financials have been subject to a financial review

INDUSTRY AND MARKET ANALYSIS

The U.S. coffee and snack shops industry is expected to generate $39.6 billion in revenue in 2016 and grow at an annualized rate of 2.7% over the next five years to reach $45.4 billion in 2021.[i] The industry continues to benefit from rising household incomes which contributes to increased spending on food prepared outside of the home. Coffee and snack shops have strategically shifted to provide healthier, gourmet menu items. Since these gourmet items typically come with higher price tags, it has resulted in an increase in industry profit.

To attract health-conscious consumers, high-end pizza restaurants have also begun offering more entrée salads, flatbreads, whole-wheat and gluten-free crusts, locally grown produce, and organic ingredients. Pizza restaurants in the U.S. brought in revenues totaling $40.3 billion in 2015. By 2020, industry revenue is expected to increase to $43.7 billion. Pizza chains currently experiencing the greatest growth are those targeting consumers from higher income brackets. The number of households earning over $100,000 is expected to increase 0.8% over the next few years. This combination of an increase in high-income households and the push towards local foods is expected to create higher demand for higher-end pizza restaurants and gourmet pizza.[ii]

Today, more people want to know where their food comes from. This has driven the popularity of local foods, including locally grown produce and locally sourced meats, seafood, and even beer and wine. Local and regional food sales in the U.S. totaled more than $12 billion in 2014, and it is estimated sales could grow to $20 billion by 2019.[iii] Consumers are willing to pay more for locally grown foods. In a 2015 survey, nearly half said they were willing to pay up to 10% more for locally grown or produced foods, and almost one-third said they were willing to pay up to 25% more.[iv]

COMPETITORS

Jo's Coffee: Jo's Coffee opened in Austin on South Congress Avenue in 1999. The coffee shop now has three locations in Austin including one downtown in the Second Street District and one on the St. Edward's University campus. The shop serves pastries, tacos, sandwiches, and coffee roasted by Portland-based Stumptown. The Second Street location serves full breakfast, lunch, dinner, and weekend brunch as well as alcohol.

Houndstooth Coffee: In 2010, Houndstooth Coffee opened its first location in Austin on North Lamar. Serving coffee, tea, beer, wine and pastries, the café now has a second Austin location and two Dallas locations. The locally owned and operated café is known for its seasonal offerings such as summertime specialties such as the coffee juleps and the Nine Iron, a drink made with cold brew, fresh lemonade, and turbinado syrup. Houndstooth is working on adding kitchen and cocktail bar in its newest Dallas location in Sylvan Thirty, a mixed-use development in West Dallas.[v] Houndstooth also plans to open a third Austin location on the East Side in 2017.[vi]

Pinthouse Pizza: Founded in 2012, Pinthouse Pizza is a brewpub located in Austin, TX that offers unique handcrafted pizzas and beers. The company makes its own hop-forward craft beers, brewed in-house, and also features a selection of guest craft beers on its 45 taps. The menu is made up of its classic and specialty pizzas, as well as its signature "Off the Map Pies" and an array of salads, appetizers, and desserts. Where possible, they source locally and organic. Pinthouse Pizza was named "Austin's Best Brewpub" in the *Austin Monthly* Readers' Choice poll and won a Great American Beer Festival Bronze Medal for its Blind Jake Porter in 2013, and a Bronze Medal for its Jaguar Shark Bourbon Barrel Age Stout in 2014.[vii]

Unit-D Pizzeria: Unit-D Pizzeria is a wood-fired pizzeria located in East Austin that offers an ingredient-driven menu of wood-fired pizzas, salads, sides, beer, and wine. Opened in 2015, the restaurant bakes Neapolitan-style pies in an Acunto Mario pizza oven imported from Naples. All of their products and ingredients are either crafted in house (including their dough, mozzarella, sauces, mustards, and desserts) or carefully selected from high-quality farms and purveyors. Unit-D Pizzeria offers a range of draft beers with many local selections and features winemakers primarily from Europe and California who are focused on small production and committed to natural, biodynamic and/or sustainable practices.



John Long, Co-Founder and Managing Partner: John Long is currently the Managing Partner of Zebo LLC, a restaurant holding company, and Managing Director of Equity Residences, a private equity real estate fund manager. John was previously a Principal at Airvision, a retail- and restaurant-focused strategy, operations, and branding consulting firm. He has assisted numerous small-market, mid-market, and Fortune 1000 companies with new venture launch, marketing strategy, growth strategies, and M&A strategy and execution. He began his consulting career at McKinsey & Company after graduating with an MBA from The Wharton School of Business. He also holds a B.S. in Mechanical Engineering from Rice University.



Kris Hardy, Co-Founder and Managing Partner: Kris is currently the President of Texas Zebo and a Managing Partner of Zebo LLC. She has worked in strategy, marketing and sales with Dell for the past 10 years where she was a Director of Marketing & Merchandising for the North America Consumer organization. Prior to Dell, she worked with the Boston Consulting Group (BCG) and UBS PaineWebber Investment Banking Group. She has spent 20 years assisting Fortune 100 companies with strategic growth opportunities and executing sales, marketing, and brand initiatives. She holds an MBA from The Wharton School of Business and a B.A. in Economics and Psychology from Rice University.

The Fund anticipates investing in the Company at the following terms:

Security Type: Promissory Note
Round Size: Min: $100,000 Max: $500,000
Interest Rate: Revenue sharing agreement which provides the investors 1% of the Company's gross revenue, up to the repayment amount of 1.5x of their investment
Length of Term: Until the repayment amount of 1.5x investment is repaid
Conversion Provisions: None

CultureMap Austin: Mueller development snags 5 hot Austin restaurants for next phase
The Austinot: Downtown Coffee Shop, Bar & Lounge, Halcyon Suits Any Occasion
KXAN: Halcyon's Chocolate Espresso Martini
San Antonio Current: Stella Public House takes pizza and beer to the next level
San Antonio Magazine: Best (New) Restaurants
MySA: Review | Stella Public House

$250+ Investors will be invited to special private parties, happy hours, and new tastings

$500+ Investors will receive a Halcyon Travel Mug with 10% off refills, plus $250 level perks

$2,500+ Investors will have their portrait done as latte art by our master barista artist and published out on social media channels (examples: [Sherlock](#), [C3PO](#), [Prince](#), [John Lennon](#), and [Customer](#)), a $25 gift card, plus $500 level and below perks

$5,000+ Investors will can get a cocktail named in their honor or name a drink on the seasonal drink menus, an additional $25 gift card (total of $50), plus the other $2,500 level and below perks

$10,000+ Investors will receive a Private Pizza Party with Exec Chef that includes a make-your-own wood-fired pizza session for up to 12 guests, a $50 gift card (total of $100), plus the other $5,000 level and below perks

$25,000+ Investors will receive a VIP Card for 20% off all food and beverage for life, plus a $100 gift card (total of $200), plus the other $10,000 level and below perks

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[i] IBISWorld Industry Report: *Coffee & Snack Shops in the US*, October 2016

[ii] IBISWorld Industry Report: *Pizza Restaurants in the US,* November 2015

[iii] http://www.usda.gov/wps/portal/usda/usdahome?contentid=usda-results-local.html

[iv] http://fortune.com/2015/08/21/local-food-movement-business/

[v] http://www.dallasobserver.com/restaurants/houndstooths-sean-henry-is-investing-in-dallas-coffee-culture-8458526

[vi] http://austin.eater.com/2016/9/20/12986544/houndstooth-coffee-expands-east-austin

[vii] https://www.facebook.com/pg/PinthousePizzaLamar/about/?ref=page_internal

EXHIBIT C
Video Transcript

Kris Hardy: So where did this all start? In about 2000, when the market crashed, my partner John and I, we really wanted to do something that was more fun, that we were more passion about. So we decided to open a Halcyon Coffee, Bar, and Lounge. And we opened it in Austin's Warehouse District. Halcyon means carefree and untroubled. It was visioned as a place where you could go and relax. And to do that we felt like people needed to have the best coffee or the best alcohol or the best food that they could imagine. It's a counter service concept, with that we feel like you get a quick, fast, but gourmet quality food. When it comes to our cocktails, we have some fun caffeinated combinations, so a long island iced coffee, or the chocolate espresso martini, and so we do a chocolate rim, and we sprinkle the top with espresso beans.

As an investor, Halcyon is unique in one key way, with over 60% of our sales coming after 4:00 and nearly 45% of our sales from alcohol, we have successfully put the bar in coffeebar for over 15 years. In 2013, we decided to expand to a new re-development project in San Antonio and with that we also added a second concept, Stella Public House. Now the interesting thing about Stella and Halcyon, is they share the same space, so from an investor standpoint you get the real estate savings and the management savings of having the same kitchen for two sets of customers and the same management for two sets of customers, but they're totally separate concepts. Stella is about amazing pizza and great craft beer. So starting with the pizza, we've started with a 200-year-old starter from Naples and there's a very involved dough-making process, but the end result is to have the perfectly blistered crust, that's just crunchy on the outside and chewy in the middle and all of that takes less than 7 minutes in an 800 degree oven. This is one reason why we created Stella. People like having a choice of places to go. The more choices, the more people come.

Stella's craft beer program in our locations we have between 25 and 30 taps, so we really look for very interesting, adventurous offering, if you will, of craft beer. So with opening our San Antonio store we learned a lot of things, but the two most important categories of things are one how to manage the operational metrics and the two most important ones are COGS and labor. The other thing we learned was how to manage the top-line with marketing and PR. Everything from building basic awareness through PR and advertising to doing more day-to-day social media posts and making sure that our customers are really in the know of events, seasonal offerings, specials, and we found that both of those do a lot to drive our business, especially during the off hours when that's really where you make your money. If you can be busy on a Tuesday at 4:00, you're going to be profitable.

We are very excited to be adding two new locations this year. We'll open another standalone Halcyon on Dallas' Greenville Avenue. The second location is in Austin, which will be another Halcyon-Stella combo. This will be our new flagship location. We work every day to create something that makes life fun. Great friends, great food, great drinks, the best things in life are truly very simple.





Texas Zebo

2017 Expansion

Investment Opportunity

December 2016

Summary of Opportunity





Stella Public House

WHAT: Opportunity to participate in market expansion of two successful Texas-based restaurant concepts: Halcyon, an Austin iconic coffeehouse & bar, and Stella Public House, an award winning artisan wood fired pizzeria.

HOW: $250 minimum investment in revenue share promissory note.

DETAILS: 1% of Gross Revenue to Investors until 150% capital returned

Two Successful Texas Concepts Expanding in 2017









- Iconic Coffeehouse, bar, & Lounge
- Launched in 2002 in Austin
- Two locations - Austin & San Antonio
- $2.0M Topline, 17% Net, from 1,600 retail sf in Austin

- "Best New Restaurant"
- Launched in 2013 in San Antonio
- First combo Halcyon & Stella concept

Halcyon - Coffeehouse, Bar, & Lounge





Stella Public House – Artisan Wood Fired Pizzeria & Craft Beer Taproom






Replicating Concept Success Eliminates Concept Risk in New Markets







Press Highlights

San Antonio



Austin

Top Tier Founding & Holding Company Team



John Long is currently the Managing Partner of Zebo LLC, a restaurant holding company, and Managing Director of Equity Residences, a private equity real estate fund manager. John was previously a Principal at Airvision, a retail and restaurant focused strategy, operations, and branding consulting firm. He has assisted numerous small, mid-market, and Fortune 1000 companies with new venture launch, marketing strategy, growth strategies, and M&A strategy and execution. He began his consulting career at McKinsey & Company after graduating with an MBA from The Wharton School of Business. He also holds a B.S. in Mechanical Engineering from Rice University.



Kris Hardy is currently the President of Texas Zebo and a Managing Partner of Zebo LLC. She has worked in strategy, marketing and sales with Dell, Inc for the past 10 years where she was a Director of Marketing & Merchandising for the North America Consumer organization. Prior to Dell, she has been with the Boston Consulting Group (BCG) and UBS PainerWebber Investment Banking Group. She has spent 20 years assisting Fortune 100 companies with strategic growth opportunities and executing sales, marketing and brand initiatives. She holds an MBA from The Wharton School of Business and a B.A. in Economics from Rice University.



Hanson Li is the Founder and Managing Partner of Salt Partners, a food and beverage investment and holding company. Previously, Hanson was Managing Director at The Hina Group, where he leads the firm's US-China investment banking practice and is also actively involved in Hina's China focused investments. Hanson has participated in more than $2 billion worth of transactions over his career. He received his MBA, MA, and BA from Stanford University and was named a Siebel Scholar, in recognition of being one of top 5 graduates in his MBA class

2015 Financial Results



Halcyon Austin

- Targeted investments in food, espresso and customer service paying dividends

Halcyon Southtown

- Food and Bar sales continue to be strong and Espresso program is well dialed in and attracting customers.

- HH and Night business had the biggest gains, but all dayparts and all business categories grew significantly

Stella Public House

- Brunch launch at end of year has been huge success for morning/lunch business

- 2016 focus on building dinner and bar business which are strong but have opportunity for growth

2015 Sales Performance



Rolling 12-months
Net Sales




Food % of Sales by Daypart

2015 Sales Performance



Rolling 12-Months Revenue
Bluestar 2015



Y/Y Revenue Growth by Quarter
Halcyon Bluestar 2015

2015 Brand and Product Mix

Austin

San Antonio



Austin Rolling 12-Months Sales by Category



San Antonio Halcyon
Rolling 12-Months Sales by Category



San Antonio Stella
Rolling 12-Months Sales by Category

Dallas Jan '17: Greenville Avenue - Halcyon

New Dallas Halcyon slated to open in iconic landmark building on Greenville Avenue, a high-traffic long-term Dallas food & beverage corridor



Halcyon Greenville

- Halcyon to take over iconic Café Brazil site on Greenville

- 3,600 sqft building on hard corner with large patio

- Kitchen and restrooms remain so only front of house remodel required

Austin 2017: Mueller – Aldrich Street

New Austin Landmark site to open in the Mueller development in anchor corner of new entertainment district



New Austin Landmark Site

- Halcyon and Stella Public House in Anchor corner of Entertainment District

- 5,600 sqft fronting the park and adjacent to Dell Children's Museum

- Planned opening in Q1'17

- Lease executed, design and engineering complete, and construction scheduled to start in January

Halcyon & Stella Public House at Mueller







2016-2020 Location Growth Summary

- San Antonio continues growth and role as new Texas Zebo producing 15% net operating income from $3M+ in sales

- Halcyon Austin lease is currently over 12/31/17, with 10-20 year renewal being negotiated, including adding a Stella Public House in adjacent space

- Dallas-Greenville location launches in January 2017

- Austin-Mueller launches Q2'17 as Flagship in the portfolio

- Already in discussions with Rice Village developer about a landmark Halcyon and SPH in new Rice Village Phase II